Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Colombier Acquisition Corp. (the “Company”) on Amendment No. 1 to Form S-1 (File No. 333-254492) of our report dated March 19, 2021, except for the Fair Value Measurements and Derivative Financial Instruments in Note 2 and Subsequent Event in Note 8, as to which the date is May 7, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of the Company as of February 25, 2021 and for the period from February 12, 2021 (inception) through February 25, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Boston, MA

May 7, 2021